SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 January, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 05 January 2026
Exhibit 1.2	Transaction in Own Shares dated 06 January 2026
Exhibit 1.3	Holding(s) in Company dated 07 January 2026
Exhibit 1.4	Transaction in Own Shares dated 07 January 2026
Exhibit 1.5	Holding(s) in Company dated 08 January 2026
Exhibit 1.6	Transaction in Own Shares dated 08 January 2026
Exhibit 1.7	Transaction in Own Shares dated 09 January 2026
Exhibit 1.8	Transaction in Own Shares dated 12 January 2026
Exhibit 1.9	Director/PDMR Shareholding dated 13 January 2026
Exhibit 1.10	Transaction in Own Shares dated 13 January 2026
Exhibit 1.11	Transaction in Own Shares dated 15 January 2026
Exhibit 1.12	Transaction in Own Shares dated 15 January 2026
Exhibit 1.13	Transaction in Own Shares dated 16 January 2026
Exhibit 1.14	Director Declaration dated 19 January 2026
Exhibit 1.15	Transaction in Own Shares dated 19 January 2026
Exhibit 1.16	Transaction in Own Shares dated 20 January 2026
Exhibit 1.17	Transaction in Own Shares dated 21 January 2026
Exhibit 1.18	Transaction in Own Shares dated 22 January 2026
Exhibit 1.19	Transaction in Own Shares dated 23 January 2026
Exhibit 1.20	Transaction in Own Shares dated 26 January 2026
Exhibit 1.21	Transaction in Own Shares dated 27 January 2026
Exhibit 1.22	Transaction in Own Shares dated 28 January 2026
Exhibit 1.23	Transaction in Own Shares dated 29 January 2026
Exhibit 1.24	Transaction in Own Shares dated 30 January 2026

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 05 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,056,563 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,077,224	191,324	788,015
Highest price paid per Share (pence):	442.85	442.55	442.55
Lowest price paid per Share (pence):	428.80	429.05	428.80
Volume weighted average price paid per Share (pence):	436.4058	435.9723	436.3344

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 860,489,272 ordinary shares in treasury, and have
15,625,823,722 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	436.4058	2,077,224
Cboe (UK)/BXE	435.9723	191,324
Cboe (UK)/CXE	436.3344	788,015

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7071N_1-2026-1-5.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 06 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,019,322 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,853,892	236,101	929,329
Highest price paid per Share (pence):	444.75	444.70	444.75
Lowest price paid per Share (pence):	431.95	432.25	432.05
Volume weighted average price paid per Share (pence):	437.6831	437.4073	437.5213

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 863,508,594 ordinary shares in treasury, and have
15,622,804,400 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	437.6831	1,853,892
Cboe (UK)/BXE	437.4073	236,101
Cboe (UK)/CXE	437.5213	929,329

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8795N_1-2026-1-6.pdf

Exhibit 1.3

TR-1: Standard form for notification of major holdings
1. Issuer Details

ISIN

GB0007980591

Issuer Name

BP P.L.C.

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Norges Bank

City of registered office (if applicable)

Oslo

Country of registered office (if applicable)

Norway

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

02-Jan-2026

6. Date on which Issuer notified

06-Jan-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.999070	0.000000	2.999070	437774151
Position of previous notification (if applicable)	3.995550	0.000000	3.995550

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0007980591	431584396		2.761450
US0556221044	6189755		0.237620
Sub Total 8.A	437774151		2.999070%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

1.Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

06-Jan-2026

13. Place Of Completion

Oslo, Norway

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 07 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,174,587 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,148,745	173,849	851,993
Highest price paid per Share (pence):	422.15	421.95	422.05
Lowest price paid per Share (pence):	414.40	414.75	414.75
Volume weighted average price paid per Share (pence):	417.5967	417.3709	417.5877

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 866,683,181 ordinary shares in treasury, and have 15,619,629,813 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	417.5967	2,148,745
Cboe (UK)/BXE	417.3709	173,849
Cboe (UK)/CXE	417.5877	851,993

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0570O_1-2026-1-7.pdf

Exhibit 1.5

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0007980591

Issuer Name

BP P.L.C.

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Norges Bank

City of registered office (if applicable)

Oslo

Country of registered office (if applicable)

Norway

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

02-Jan-2026

6. Date on which Issuer notified

07-Jan-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.999070	0.000000	2.999070	468722926
Position of previous notification (if applicable)	3.995550	0.000000	3.995550

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0007980591	431584396		2.761450
US0556221044	37138530		0.237620
Sub Total 8.A	468722926		2.999070%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Correction of a previous notification

12. Date of Completion

07-Jan-2026

13. Place Of Completion

Oslo, Norway

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 08 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,200,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,206,905	186,242	806,853
Highest price paid per Share (pence):	417.50	417.40	417.40
Lowest price paid per Share (pence):	413.35	413.35	413.35
Volume weighted average price paid per Share (pence):	415.7841	415.6746	415.7546

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 869,883,181 ordinary shares in treasury, and have
15,616,429,813 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	415.7841	2,206,905
Cboe (UK)/BXE	415.6746	186,242
Cboe (UK)/CXE	415.7546	806,853

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2359O_1-2026-1-8.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 09 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,138,787 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,173,156	214,565	751,066
Highest price paid per Share (pence):	426.90	426.90	426.90
Lowest price paid per Share (pence):	421.15	421.15	421.15
Volume weighted average price paid per Share (pence):	424.6629	424.4055	424.6425

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 873,021,968 ordinary shares in treasury, and have
15,613,291,026 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	424.6629	2,173,156
Cboe (UK)/BXE	424.4055	214,565
Cboe (UK)/CXE	424.6425	751,066

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3978O_1-2026-1-9.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,126,227 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,157,748	214,147	754,332
Highest price paid per Share (pence):	429.10	428.95	429.10
Lowest price paid per Share (pence):	422.00	422.00	422.05
Volume weighted average price paid per Share (pence):	425.8568	425.9085	425.7884

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 875,622,802 ordinary shares in treasury, and have 15,610,690,192 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	425.8568	2,157,748
Cboe (UK)/BXE	425.9085	214,147
Cboe (UK)/CXE	425.7884	754,332

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5779O_1-2026-1-12.pdf

Exhibit 1.9

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Carol Howle
2	Reason for the notification
a)	Position/status	Interim CEO / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.256	73
d)	Aggregated information - Volume - Price - Total	73 £4.256 £310.69
e)	Date of the transaction	12 January 2026
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.256	5
d)	Aggregated information - Volume - Price - Total	5 £4.256 £21.28
e)	Date of the transaction	12 January 2026
f)	Place of the transaction	Outside a trading venue

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,080,432 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,215,316	157,424	707,692
Highest price paid per Share (pence):	436.45	436.30	436.45
Lowest price paid per Share (pence):	427.00	427.15	427.20
Volume weighted average price paid per Share (pence):	431.3437	431.5392	431.2375

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 733,690,677 ordinary shares in treasury, and have 15,752,622,317 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	431.3437	2,215,316
Cboe (UK)/BXE	431.5392	157,424
Cboe (UK)/CXE	431.2375	707,692

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7596O_1-2026-1-13.pdf

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,056,406 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,135,052	164,618	756,736
Highest price paid per Share (pence):	442.95	442.95	442.90
Lowest price paid per Share (pence):	429.40	429.45	429.45
Volume weighted average price paid per Share (pence):	435.6436	436.1583	436.0650

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 736,747,083 ordinary shares in treasury, and have 15,749,565,911 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	435.6436	2,135,052
Cboe (UK)/BXE	436.1583	164,618
Cboe (UK)/CXE	436.0650	756,736

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9607O_1-2026-1-14.pdf

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,065,359 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,237,650	158,884	668,825
Highest price paid per Share (pence):	438.70	438.60	438.55
Lowest price paid per Share (pence):	431.55	431.85	431.70
Volume weighted average price paid per Share (pence):	434.8863	434.7479	434.8300

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 739,812,442 ordinary shares in treasury, and have 15,746,500,552 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	434.8863	2,237,650
Cboe (UK)/BXE	434.7479	158,884
Cboe (UK)/CXE	434.8300	668,825

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1285P_1-2026-1-15.pdf

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,038,773 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,178,538	165,540	694,695
Highest price paid per Share (pence):	443.20	443.20	443.20
Lowest price paid per Share (pence):	433.85	434.20	434.05
Volume weighted average price paid per Share (pence):	439.6904	439.9559	439.8026

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 742,851,215 ordinary shares in treasury, and have 15,743,461,779 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	439.6904	2,178,538
Cboe (UK)/BXE	439.9559	165,540
Cboe (UK)/CXE	439.8026	694,695

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3044P_1-2026-1-16.pdf

Exhibit 1.14

 19 January 2026

BP p.l.c.
 (the 'Company')

Director Declaration

In accordance with UK Listing Rule 6.4.9, BP p.l.c. announces that Albert Manifold, non-executive director and Chair of the Company, will be appointed as a non-executive director to the board of Clariant International AG with effect from 1 April 2026.  The appointment will be subject to his election being approved by the shareholders of Clariant International AG at their Annual General Meeting on 1 April 2026.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,053,288 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,165,674	148,771	738,843
Highest price paid per Share (pence):	439.70	439.60	439.70
Lowest price paid per Share (pence):	435.50	436.00	435.60
Volume weighted average price paid per Share (pence):	437.7339	437.9523	437.9894

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 745,904,503 ordinary shares in treasury, and have 15,740,408,491 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	437.7339	2,165,674
Cboe (UK)/BXE	437.9523	148,771
Cboe (UK)/CXE	437.9894	738,843

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4879P_1-2026-1-19.pdf

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,050,793 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,204,785	163,850	682,158
Highest price paid per Share (pence):	438.90	438.90	438.90
Lowest price paid per Share (pence):	432.60	432.60	432.55
Volume weighted average price paid per Share (pence):	435.5908	435.8861	435.6705

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 748,955,296 ordinary shares in treasury, and have 15,737,357,698 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	435.5908	2,204,785
Cboe (UK)/BXE	435.8861	163,850
Cboe (UK)/CXE	435.6705	682,158

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6494P_1-2026-1-20.pdf

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,016,630 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,191,533	203,296	621,801
Highest price paid per Share (pence):	446.00	446.00	446.00
Lowest price paid per Share (pence):	437.60	437.65	437.60
Volume weighted average price paid per Share (pence):	441.3887	441.7571	441.3588

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 751,971,926 ordinary shares in treasury, and have 15,734,341,068 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	441.3887	2,191,533
Cboe (UK)/BXE	441.7571	203,296
Cboe (UK)/CXE	441.3588	621,801

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8412P_1-2026-1-21.pdf

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,031,206 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,196,192	185,835	649,179
Highest price paid per Share (pence):	449.00	448.05	448.95
Lowest price paid per Share (pence):	435.10	435.15	435.10
Volume weighted average price paid per Share (pence):	439.6737	439.0433	439.6184

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 755,003,132 ordinary shares in treasury, and have 15,731,309,862 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	439.6737	2,196,192
Cboe (UK)/BXE	439.0433	185,835
Cboe (UK)/CXE	439.6184	649,179

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0286Q_1-2026-1-22.pdf

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,980,065 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,130,556	187,517	661,992
Highest price paid per Share (pence):	448.90	448.90	448.90
Lowest price paid per Share (pence):	439.10	439.10	439.10
Volume weighted average price paid per Share (pence):	445.2111	445.4495	445.6912

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 757,983,197 ordinary shares in treasury, and have 15,728,329,797 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	445.2111	2,130,556
Cboe (UK)/BXE	445.4495	187,517
Cboe (UK)/CXE	445.6912	661,992

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2278Q_1-2026-1-23.pdf

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,929,845 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,086,910	178,688	664,247
Highest price paid per Share (pence):	450.00	450.00	450.00
Lowest price paid per Share (pence):	444.05	444.00	444.00
Volume weighted average price paid per Share (pence):	447.3153	447.2731	447.6178

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 760,913,042 ordinary shares in treasury, and have 15,725,399,952 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	447.3153	2,086,910
Cboe (UK)/BXE	447.2731	178,688
Cboe (UK)/CXE	447.6178	664,247

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4224Q_1-2026-1-26.pdf

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,922,961 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,121,810	176,068	625,083
Highest price paid per Share (pence):	451.75	451.75	451.85
Lowest price paid per Share (pence):	444.10	444.15	444.25
Volume weighted average price paid per Share (pence):	447.8207	447.7907	448.1857

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 763,836,003 ordinary shares in treasury and have 15,722,476,991 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	447.8207	2,121,810
Cboe (UK)/BXE	447.7907	176,068
Cboe (UK)/CXE	448.1857	625,083

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6181Q_1-2026-1-27.pdf

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,841,668 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,029,361	158,764	653,543
Highest price paid per Share (pence):	459.65	459.65	459.45
Lowest price paid per Share (pence):	454.45	454.70	454.45
Volume weighted average price paid per Share (pence):	456.8595	456.7218	456.7290

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 766,677,671 ordinary shares in treasury and have 15,719,635,323 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	456.8595	2,029,361
Cboe (UK)/BXE	456.7218	158,764
Cboe (UK)/CXE	456.7290	653,543

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8004Q_1-2026-1-28.pdf

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,791,510 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,914,139	195,770	681,601
Highest price paid per Share (pence):	468.25	468.00	468.00
Lowest price paid per Share (pence):	460.75	460.75	460.75
Volume weighted average price paid per Share (pence):	463.5738	463.6136	463.6629

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 769,469,181 ordinary shares in treasury and have 15,716,843,813 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	463.5738	1,914,139
Cboe (UK)/BXE	463.6136	195,770
Cboe (UK)/CXE	463.6629	681,601

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9883Q_1-2026-1-29.pdf

Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 January 2026 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 2,825,577 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,975,598	162,557	687,422
Highest price paid per Share (pence):	464.40	464.25	464.40
Lowest price paid per Share (pence):	455.85	456.15	455.80
Volume weighted average price paid per Share (pence):	460.3139	460.3767	460.1586

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 772,294,758 ordinary shares in treasury and have 15,714,018,236 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	460.3139	1,975,598
Cboe (UK)/BXE	460.3767	162,557
Cboe (UK)/CXE	460.1586	687,422

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1833R_1-2026-1-30.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 February 2026
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary

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